U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(g) of
The Securities Exchange Act of 1934

SIN Holdings, Inc.
(Name of Small Business Issuer in its Charter)

                                                              Colorado                                                                                                         84-1570556
                                                 (State or other jurisdiction of                                                                               (I.R.S. Employer
                                                 incorporation or organization)                                                                               Identification No.)

                                                 3225 S. Garrison, Unit 21
                                                  Lakewood, Colorado                                                                                                80227
                                                  (Address of principal executive offices)                                                            (Zip Code)

Issuer’s telephone number: (303) 763-7307

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Each Class)

TABLE OF CONTENTS

PART I
     Item 1.  Description of Business .......................................  1
     Item 2.  Management's Discussion and Analysis of Financial
                  Condition and Results of Operations........................ 14
     Item 3.  Description of Property ....................................... 16
     Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management ..................................... 16
     Item 5.  Directors, Executive Officers, Promoters

PART II
     Item 1.  Market Price for Common Equity and
                 Related Stockholder Matters ................................ 20
     Item 2.  Legal Proceedings ............................................. 21
     Item 3.  Changes in and Disagreements with Accountants on

PART III

PART I

        Information Regarding Forward Looking Statements: The statements contained in this Form 10-SB that are not historical fact are “forward-looking statements”. These statements can often be identified by the use of forward-looking terminology such as “estimates,” “projects,” “believes,” “expects,” “may,” “will,” “should,” “intends,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as the timing, costs and scope of our revenue and profitability levels, and other matters contained above and herein in this Form 10-SB regarding matters that are not historical facts, are our best estimate of those future developments. No assurance can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based upon a variety of assumptions relating to our business that, although we consider reasonable, may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances are likely to occur subsequent to the date of this Form 10-SB. The forward-looking statements are based on our current expectations. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

Item 1. Description of Business

        SIN Holdings, Inc. and our wholly-owned subsidiary, Senior-Inet, Inc., were both organized under the laws of the State of Colorado on November 27, 2000. SIN Holdings, Inc. is 82.44% owned by Desert Bloom Investments, Inc. which is owned by our President, Steve Sinohui.

        We conduct all our business through Senior-Inet, Inc. (“Senior-Inet”). On December 1, 2000, Senior-Inet acquired all of the assets of a sole proprietorship (the “Proprietorship”), also named “Senior-Inet,” for $5,000 in cash and the assumption of certain liabilities.   At that time we entered into a Profit Participation Agreement with Stan Mingus, the seller.  The Profit Participation Agreement provides for Senior-Inet to pay Mr. Mingus the sum of $32,000 in cash upon our realization of gross revenues of at least $400,000 during any consecutive 12-month period during the three-year term of the agreement through November 30, 2003.  Stan Mingus owned and operated the Proprietorship from May 1, 1996, until its acquisition by Senior-Inet. Like Senior-Inet, the Proprietorship owned and operated the Internet site located at www.senior-inet.com.  At the web site we provide information on 12 types of services for senior citizens in two general geographic areas in the United States.  Revenues for the Company are derived from the sale of web pages to the resources listed on our site. We acquired and incorporated the Proprietorship to enable Senior-Inet to facilitate future capital raising activities.

        Presently, our services are limited to publishing listings of senior resource providers in 11 cities – ten of which are in Colorado and Houston, Texas. We design and sell web pages to resources listed on our site as well as offer banner and box advertisements to senior service providers. The 12 categories of senior resources represented on our web site include:

•	Adult day care;
•	Alzheimer's care;
•	Banking;
•	Care management;
•	Funeral services;
•	Health care;
•	Hospice care;
•	Housing, including retirement, assisted living and skilled nursing;
•	Rehabilitation;
•	Senior Centers; and
•	Travel Services.

        Our web site provides a comprehensive listing of senior service providers by geographic location, allowing users to access information in an expeditious and efficient manner. In each city, we list the senior services by category. Our site structure is designed to allow users access to information from a variety of companies offering the same service. We have developed our current network of senior service providers with the assistance of local agencies serving senior citizens, through telephone listings and other web sites. To provide a streamlined site, we have elected not to offer such extraneous items as chat rooms and advertisements unrelated to senior services.

        Stan Mingus launched our web site in May 1996. The site is hosted and maintained by Software and Solutions, an unaffiliated third party, who also provides hardware service support. Software and Solutions acts as host and webmaster for our site for $100 per month -- paid quarterly in advance. We have no written contract with Software and Solutions; however, we do have a long-standing relationship with Software and Solutions as they began working with Mr. Mingus in 1995 to design and build the site.

        Our web site is designed using a three-tiered architecture, including the presentation or client tier, the application logic or middle server tier and the data and resources or database tier. The presentation and client components include the HTML and active server pages that the visitors to our web site use to obtain and retrieve data. The application or middle tier server includes the Windows NT server components that handle the processing of forms submitted by users as well as customer requests to the database server. The final component is the database tier, which operates using Microsoft’s SQL Server and consists of a number of database tables for facilities, categories, cities, counties and other information.

        Our web site is organized by geographic region, with each region listing providers of the 12 senior resource categories. We believe that our site is attractive, logically organized and convenient for online browsers. Our web site is listed on most of the major search engines, including:

•	Yahoo!;
•	Excite;
•	Alta Vista;
•	Hotbot; and
•	Lycos.

        We generate revenue through the sale of web pages to providers of senior services. After we develop a list of senior resources in a particular geographical area for the web site, we contact the providers and offer them the opportunity to attach a web page on our site to their listing. The web page provides them the opportunity to introduce sales and marketing material to prospective clients. A customer must become a subscriber and pay a monthly fee to have a link from our web site. If they already have a web site, we can include a link from their web page on our site to their web site. Even though the customer may already have a web site, having a listing on a senior resource network (such as Senior-Inet) improves their exposure. If the senior service provider elects to purchase a web page, we enter into a 12-month contract with the provider that includes the initial design cost of the web page and a monthly fee for maintenance of the page. We charge $100 to design the page and $100 per month for maintenance. We market our services to senior service providers through traditional advertising methods, including the mailing of brochures and a media kit. We then attempt to set up a personal sales presentation for each interested provider using a laptop computer with a prototype of the web site in a demonstration. As of June 14, 2002, we have two customers under contract.

        We also offer annual contracts for banner and box advertisements for our home page and each of the community and category pages. We offer banner ads located at the top of our home page for $200 per month and $100 per month for a banner on the bottom of our home page. To locate a banner at the top of one of our community pages, we charge $100 per month. Our rates are $75 per month to advertise at the bottom of a community page, $75 per month for box advertisements located on the right side of our web pages and $50 per month for each of the community and category pages. To date, we have not sold any advertisements on our site nor do we have any contracts for such advertisements. We have furnished one banner ad on our site to AARP for no charge.

        The sale of web pages that we design and maintain for senior service providers listed on our site have accounted for all of our revenues. In December of 2000 and early 2001, we generated revenues from annual contracts with five different care facilities and two banks. In February of 2001, we signed one additional 12-month contract with an assisted care facility. In April of 2001, contracts with three of the assisted care facilities and the two banks expired. Mr. Mingus, the former owner of the Proprietorship, enrolled all of these organizations onto the Senior-Inet site. Because Mr. Mingus no longer provides sales and marketing services to the Company and the Company did not have a replacement sales and marketing team at the time, these subscribers did not renew their contracts. In February of 2002, a contract with an assisted care facility expired and it chose not to renew. Currently, we have annual contracts with two assisted living care facilities in Colorado Springs; we do not have contracts with any of the other facilities or services listed on our web site. We intend to continue to attempt to increase the number of paying subscribers in the 11 cities in which we now list senior service providers, as well as to increase the number of cities in Colorado for which we provide listings. Our web site provides listings of facilities and senior service providers in a geographic location, including those which do not have contracts with us. We have included a listing of these facilities and service providers as a public service to our web site visitors, and to improve the content of our web site which we believe will tend to increase traffic to the site.

        The Company was not profitable during the year ended December 31, 2001 and has not been profitable since then. We intend to grow the Company slowly using our limited resources and will seek to add eight or ten new annual subscribers during the balance of 2002. The way to grow our business is to increase the number of senior service providers that subscribe for a listing on our site or purchase advertising. We can add eight to ten subscribers without substantially increasing our operating costs. However, - when we attempt to expand into additional markets, our operating costs will increase and we probably will - incur losses from operations until we have grown revenue to a level well in excess of our marketing and selling expenses. Presently, our monthly cash operating expenses are minimal and we expect to increase the number of subscribers without materially increasing our cash expenses. We can give no assurances regarding these plans and you should not expect that we will achieve them. Our future quarterly and annual reports will provide information concerning our achieving these goals.

Competition

        There are numerous senior-oriented sites on the Internet, including those offering products targeting the senior market, housing information sites, senior chat rooms, senior computer discussion groups, numerous health information sites and sites that provide references to these sites. However, there are, to our knowledge, only a small number of sites on the Internet providing information on more than one type of service targeted to senior citizens and/or in more than one locale. Some of these sites are extensions of a printed state or local business directory for seniors. We are not aware of any web site that provides information on as many types of senior services or is organized by geographic location as is our site. Thus, we believe that our business of providing resources for senior citizens using the Internet is unique in the areas of Colorado and Houston, Texas (areas we presently service). The Internet has become a significant medium for commerce in many industries. Our success depends upon the widespread acceptance and use of the Internet by our target customers. While we cannot be certain, we expect growth in the use of the Internet by our target market to continue. We occupy a small niche within the sizable industry of the provision of information on services and resources for senior citizens over the Internet.

        The market for advertising and marketing for providers of senior services using the Internet and other means is competitive. We expect competition to intensify in the future, which may result in price reductions, fewer customer visits to our site and reduced gross margins. We currently, or potentially, compete with a variety of other businesses located both inside and outside the United States engaged in marketing, advertising and promoting companies that provide a wide variety of services and products for senior citizens. Many of these companies are established and have greater financial, technical, marketing and other resources. Additionally, many of these organizations have proven operating histories, which we lack. These companies include traditional printed directories, agencies that address concerns of senior citizens and other web sites on the Internet that are senior-orientated.

        Most Internet sites focused on senior citizens provide information about assisted living and nursing facilities. They do not provide the wide array of information and services the Company offers. Our primary competition comes from Internet sites offering information, products and services to seniors in specific geographic areas. For example, the Canadian Senior Citizens and Information Services Center provides information regarding associations, government programs, estate planning, health and well-being and retirement residences for seniors in Canada. The Milwaukee County Department on Aging provides links to various senior services in Milwaukee County. Senior Citizen’s Web Pointer provides links to a wide array of information and services throughout the United States, but focuses primarily on services in the Portland, Oregon metropolitan area. These sites are backed by the municipalities for whom they serve and are usually funded by local Councils on Aging. Because these sites are run by municipal agencies, they often lack the marketing expertise needed by Internet sites to attract a large number of viewers. The Company believes that it can effectively compete with these sites by offering a wider array of information and services and by implementing a marketing plan that secures a wider range of service providers. We believe that there will be an increasing number of web sites marketing and promoting providers of senior services. Additionally, we do not believe any other site targeting the senior markets offers information on all 12 of the services for which we provide information.

        While we compete on the basis of the quality and uniqueness of our services and, to a lesser extent, on the basis of price, this strategy may not be successful. The current price for linking a web page to our network is $1,300 annually, which includes the monthly and initial set up cost. The senior service provider also has the option of placing a banner or box advertisement on our web site, which ranges in price from $600 to $2,400 per annum. Our weaknesses include our under capitalization, shortages of cash, limitations with respect to personnel and our limited technology and other financial resources and our limited customer base and market recognition. By focusing on the Internet we intend to minimize these weaknesses, as the Internet eliminates the need for central offices and fixed expenses associated with a large marketing staff.

Strategy

        Our growth strategy is to (i) increase the number of cities for which we provide listings, (ii) increase the number of unique visitors to our site, and (iii) increase subscriptions from persons or entities that provide services to senior citizens and their families in our marketing areas. Presently, we offer our services in two geographical areas. These two areas include 10 cities in Colorado and Houston, Texas. As our capital resources permit, we plan to expand our listings in these 11 cities and increase the number of cities in Colorado for which we provide listings.

        During the next six months, the Company’s President will be the sole sales person for the Company while we attempt to secure at least eight or nine new subscribers. Thereafter, the Company will bring on sales consultants as it is able to support financially such sales people. We plan to engage one sales consultant in early 2003.

        To expand our listings in each city we list, the Company’s president first will develop lists of senior resource providers in these areas. Then, he will contact the providers and offer them the opportunity to purchase a web page on our site and increase their exposure to a wider spread audience. The Company will provide brochures and media kits. During sales calls, we will use laptop computers to connect to the Internet and provide a tour through our site emphasizing the logical organization and colorful and well laid out pages of other providers already listed on our site. The Company believes that once potential customers see our site, closing the sale will be enhanced. We presently have limited cash resources, so our marketing and sales activities will be limited. Although Mr. Sinohui has agreed to donate his services to the Company, we intend to compensate Mr. Sinohui with sales commissions on each subscriber he enrolls.

Marketing Strategy

        Our primary method of marketing our site and driving traffic will be to forge relationships with senior service providers who have an online presence. We intend to seek strategic relationships with related web sites and portals that can drive senior traffic to our site. These entities would include such well-known sites as, but are not limited to, America OnLine, American Association of Retired Persons, National Counsel of Senior Citizens, SeniorCom, Senior-Site.com, Government Guide – Assistance for Seniors, the Senior Citizen’s Bureau, the Senior Citizens League, SeniorNet and Ages and Stages Community. We intend to perform a bi-weekly update of our web address and related keywords and phrases on each of the Internet search engines that includes our site in its search capabilities. Additionally, we plan to place quarterly advertisements in magazines that reach our target market.

Employees

        Steve S. Sinohui, the sole executive officer and director and the controlling shareholder of SIN Holdings and the President, the Secretary, the Treasurer and the sole director of Senior-Inet, is employed on a part time basis by both companies. Currently, Mr. Sinohui donates his services to the companies and receives no salary. However, the Company intends to compensate Mr. Sinohui with sales commission for each web page he sells. Except for part time marketing and sales employees and consultants as needed, SIN Holdings does not intend to employ any individuals other than Mr. Sinohui and Senior-Inet does not anticipate the full time employment of any individuals. Mr. Sinohui has background experience that enables him to effectively market our web site and manage the Company.

        Neither SIN Holdings nor Senior-Inet has any supplemental benefits or incentive arrangements except the Profit Participation Agreement dated December 1, 2000, between Senior-Inet and Mr. Mingus. Although Mr. Mingus is not an employee of the Company, he has agreed to serve as an advisor to the Company. The Company does not compensate Mr. Mingus. Mr. Mingus' motivation to act as advisor is driven by his desire to see the Company become successful so that he may act under the Profit Participation Agreement. The Profit Participation Agreement provides for Senior-Inet to pay Mr. Mingus the sum of $32,000 in cash upon its realization of gross revenues of at least $400,000 during any consecutive twelve-month period during the three-year term of the agreement through November 30, 2003. At the present time, SIN Holdings has no plans to adopt any supplemental benefits or incentive arrangements and Senior-Inet has no plans to adopt any of these arrangements except as provided for in the Profit Participation Agreement.

Proprietary Information

        Our Intellectual Property includes our web site, web site organization, our domain name and the name, Senior-Inet. We have not filed an application to secure registration for our trademark, “Senior-Inet,” in the United States or any other country, nor do we have any patents, trademark applications or copyrights pending.

        We expended no funds for research and development during our last fiscal year ended December 31, 2001, and we do not expect to incur any expenses for research and development this year.

Regulation

        Currently, we are not subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet.

        We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services, increase the cost of doing business as a result of litigation costs and/or increase service delivery costs.

Subsidiary

        SIN Holdings has one wholly owned subsidiary, Senior-Inet, which was incorporated in the State of Colorado on November 27, 2000, also the date of SIN Holdings’ organization. We conduct all of our operations through Senior-Inet, including the maintenance and operation of its web site located at www.senior-inet.com. Senior-Inet purchased the site from a sole proprietorship, also named “Senior-Inet,” owned by Stan Mingus.

        The Company’s business is subject to many risk factors, including the following:

        We Have Realized Very Limited Revenues and Earnings To Date and We May Not Be Able to Achieve Meaningful Revenues or Earnings in the Future. Senior-Inet has been operational since December 1, 2000 and we have yet to achieve meaningful revenue and earnings. SIN Holdings and Senior-Inet, together, realized revenues of $770 for the quarter ended March 31, 2002 and $4,870 for the year ended December 31, 2001. We had a net loss of $7,966 for the quarter ended March 31, 2002 and a net loss of $7,254 for the year ended December 31, 2001. There can be no assurance that we will realize a meaningful increase in our revenues or earnings in the future from providing a database of resources for senior citizens on the Internet.

        We Have Limited Assets and Working Capital and Minimal Shareholders’ Equity, and We May Not Be Able to Continue in Operation After the Expiration of One Year from the Date of this Registration Statement without the Infusion of Additional Capital. As of March 31, 2002, we had total assets of $21,885, including $16,070 in cash and cash equivalents and $5,071 net of accumulated amortization of intangible assets. Our total shareholders’ equity was ($82) as of March 31, 2002. Accordingly, we have very limited assets, including working capital and financial resources. Our financial condition may not improve.

        We Expect to Continue to Incur Losses Through the First Half of 2003. We have achieved limited revenue from operations and have incurred losses during 2001 and the first half of 2002. We may not obtain sufficient user traffic or a sufficient number of subscribers or orders for web pages to be linked to our website, or other revenue-producing advertising to generate sufficient revenue to operate profitably. Our selling, general and administrative expenses increased approximately $9,800 during the first six months of 2002, compared to the year earlier period. We do not know whether our operating expenses will increase during the balance of 2002 or succeeding periods. Accordingly, we expect to incur operating losses through the first half of 2003, and possibly longer, and that our losses may grow unless we increase our revenue from levels we have experienced in 2002.

        Because We May Need to Raise Additional Funds and These Funds May Not Be Available to Us When We Need Them, We May Need to Change Our Business Plan, Sell or Merge Our Business or Face Bankruptcy. On February 19, 2002, the Company closed an offering of Units each consisting of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at par value of $0.001 per share (an aggregate price of $6.00 for the 6,000 shares and $100 for each Unit). The Company received total proceeds of $21,300. This offering provided the Company with sufficient capital to operate over the next 12 months while we attempt to add subscribers and increase our cash flow. However, the Company may require additional capital to add sufficient subscribers to develop cash flow. Additional capital may not be available to us on favorable terms when required, or at all. Whether or not this additional financing is available to us, we plan to utilize the part time services of our president to market to potential customers and gradually increase the subscriber base, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company.

        We Do Not Expect to Increase Our Revenues and Earnings Significantly Until We Obtain Orders for Web Sites and Advertisements from Senior Service Providers in Other Geographical Areas. Our services are presently limited to selling and developing advertisements and web sites that are linked to our network of providers of senior services of 12 different types of services in two geographical areas. These two areas include 10 cities in Colorado and Houston, Texas. Over the next 12 months, we plan to expand our listings to include additional cities throughout Colorado. We also plan to increase the number of service providers in each city we currently list. We do not expect to increase our revenues or earnings significantly until we increase the number of subscribers to our services.

        We Have Limited Prior Experience as an Online Database of Resources for Senior Citizens Which May Have a Negative Impact on Our Operations and Revenue. On December 1, 2000, Senior-Inet, our wholly-owned subsidiary, purchased all of the assets, subject to certain of the liabilities of a predecessor entity, known as Senior-Inet, a sole proprietorship, that operated an online database of resources for senior citizens, for $5,000 in cash and assumption of certain liabilities. Our online operations are in the early development stage. We have only limited operating history as an online database of resources for senior citizens on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

•	Acquiring Senior-Inet;

•	Organizational activities;

•	Developing a business plan; and

•	Providing interim funding.

         We May Have to Pay Stan Mingus Pursuant to a Profit Participation Agreement at a Time When Our Cash Resources are Inadequate. On December 1, 2000, the Company entered into a Profit Participation Agreement with Stan Mingus, the seller. The Profit Participation Agreement provides for Senior-Inet to pay Mr. Mingus the sum of $32,000 in cash upon our realization of gross revenues of at least $400,000 during any consecutive 12-month period during the three-year term of the agreement through November 30, 2003. The Company may have to pay Mr. Mingus $32,000 at a time when its cash resources are insufficient to make such payment and provide operating capital for the Company at the same time. If such event should occur, the Company may experience a cash shortage that may impair its operations.

        You should be aware of the increased risks, uncertainties, difficulties and expenses we face as an online database with limited operating history in a new and rapidly evolving market. We cannot be certain that our business strategy will be successful.

        We May Not Succeed in Establishing the Senior-Inet Brand, Which Would Adversely Affect Customer Acceptance and Our Revenues. The market for online databases of resources for senior citizens is in the early stage and competitive in nature. We may lose the opportunity to build a critical mass of customers if we do not establish our brand quickly. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality consumer experiences. To promote our brand, we plan to spend around 20% of gross revenues in the next 12 months on quarterly advertisements in magazines that reach our target market and in advertising on web sites that we believe our customers are likely to visit. We cannot offer assurances that we will have sufficient visitors to our web site to make it attractive for senior service providers to subscribe.

        We Must Enter into Strategic Relationships to Help Promote Our Web Site and, If We Fail to Develop, Maintain or Enhance These Relationships, We May Not Be Able to Attract and Retain Customers, Generate Adequate Traffic to Our Web Site, Build Our Senior-Inet Brand and Enhance Our Sales and Marketing Capabilities. We believe that our ability to attract customers, generate traffic to our website, facilitate broad market acceptance of our services and the Senior-Inet brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with related web sites and portals that can drive customer traffic to our website. If we are unsuccessful in developing or maintaining these relationships, or if these relationships do not assist us in attracting or retaining customers, it may be difficult to grow our business. Presently, we link to web sites of others who may be of interest to seniors, although not all of these sites reciprocate by offering links to our site. We may be unable to achieve reciprocal arrangements from such sites in the future.

        The Success of Our Business Depends on Selling Web Pages and Access to Our Web Site to a Large Number of Providers of Senior Services That Are Listed on Our Online Database. While we believe, we are not certain, that the use of the Internet as our primary marketing device will enable us to develop a customer base more quickly and cost-effectively than the employment of traditional marketing methods involving a sizable sales staff and advertising. As a company that established its Internet site featuring a network of senior service providers in only two geographic areas, we lack recognition in the market. Our success depends on attracting a large number of senior service providers that advertise in the traditional media, and persuading them to advertise on our site by purchasing a web site linked to our database and/or banner or box advertisements. Our success is dependent on ensuring that these customers remain loyal long-term customers. In addition to persuading senior service providers to purchase web sites and advertising, we must generate adequate traffic to our web site so that our customers will realize a benefit from linking and advertising with us. We cannot be certain that our customers will accept our online solution over those offered by our competitors. If we fail to persuade providers of senior resources to advertise online or our competitors are more successful in achieving sales, then our revenues will continue to suffer. Furthermore, we may be required to incur higher and more sustained advertising and promotional expenditures than we currently anticipate to drive traffic to our web site. As a result, we may not be able to achieve or sustain profitability.

        Competition from Traditional and Online Providers of Senior Resource Information May Result in Price Reductions and Decreased Demand for Advertising on Our Web Site. The market for advertising of senior services is competitive. Competition is expected to intensify in the future, which may result in price reductions, fewer customer orders and reduced gross margins. We currently or potentially compete with a variety of companies located in the United States that provide a directory of senior resources. Many of these companies are established and have greater financial, technical, marketing and other resources. Additionally, many of these organizations have proven operating histories, which we lack. Our competitors include printed directories containing listings of providers of senior services and various web sites, including web sites that focus primarily upon housing, health care or finance for the elderly, or a combination of these topics. We believe that there will be an increasing number of online providers of databases of senior resources. While we expect to compete on the basis of the quality and uniqueness of our services and, to a lesser extent, on the basis of price, this strategy may not be successful. Additionally, while most online competitors feature providers of only one general type of senior service, we feature a wide array of senior resources.

        We May Be Unable to Adequately Protect or Enforce Our Intellectual Property Rights, Which May Have a Detrimental Effect on Our Business. Our Intellectual Property includes the look and feel of our web site, web site organization, our domain name and the name, Senior-Inet. We have not filed an application to secure registration for our trademark, “Senior-Inet,” in the United States or any other country, nor do we have any patents or copyrights pending. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company’s proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

        Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and would seriously harm our business and operating results. Finally, if we expand our database internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

        It is possible that third parties may claim infringement by us with respect to past, current or future technologies, although we do not expect any such claims. We expect that participants in our markets will be subject increasingly to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

        We Face the Risk of Systems Interruptions and Capacity Constraints on Our Web Site, Possibly Resulting in Losses of Revenue, Erosion of Customer Trust and Adverse Publicity. The availability, reliability and satisfactory performance of our web site are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service. We had a three-day service interruption in May of 2002 when our host was unable to deliver service. Since then, we have moved our site to another host, Software and Solutions. Any future systems interruption that results in the unavailability of our web site could result in negative publicity and reduce the volume of web pages and advertising sold, which could negatively affect our revenues. We may experience temporary system interruptions in the future for a variety of reasons, including power failures and software bugs. We may not be able to correct a problem in a timely manner because of our dependence on outside consultants for the implementation of certain aspects of our system. Because some of the reasons for a systems interruption may be outside our control, we also may not be able to remedy the problem quickly or at all. To the extent that customer traffic grows substantially, we will need to expand the capacity of our systems to accommodate a larger number of visitors. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment or delays in reporting accurate financial information. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our web site accurately or in a timely manner to permit us to upgrade effectively and expand our transaction-processing systems or to integrate smoothly any newly developed or purchased modules with our existing systems.

        Our Systems and Operations, and Those of Our Customers, Are Vulnerable to Natural Disasters and Other Unexpected Problems, Which Could Reduce Customer Satisfaction and Traffic to Our Web Site and Harm Our Sales. Substantially all of our computer and communications hardware and our systems infrastructure are hosted at a facility in Colorado Springs, Colorado. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure and similar events. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions that could lead to interruptions, delays, loss of data or the inability to sell and develop advertising and web pages to be linked to our network of providers of senior resources. Currently, we do not have fully redundant systems or a formal disaster recovery plan and do not carry business interruption insurance to compensate for losses that may occur. Our customers also face these risks. We also depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages. Any system delays or failure or loss of data, whatever the cause, could reduce customer satisfaction with our applications and services and the number of visits to our website and harm our sales of web sites and advertising to senior service providers. A significant barrier to online communications is the secure transmission of confidential information over public networks, and our failure to prevent security breaches could harm our business. Currently, a significant number of our users provide the senior service providers listed on our web site and us with personal information. The service providers rely on encryption and authentication technology to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by the service providers to protect customer data. Any compromise of their security could harm our reputation and expose us to a risk of loss or litigation and possible liability and, therefore, harm our business. In addition, a person who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. To date, we have had no security breaches.

        The Limited Time Commitment or the Loss of the Services of Steve S. Sinohui, the Sole Executive Officer and Director of SIN Holdings and the Sole Director and an Executive Officer of Senior-Inet, Could Have a Negative Impact on Our Business. We have no personnel except Steve S. Sinohui, President, Secretary, Treasurer and the sole director of SIN Holdings and Senior-Inet. Mr. Sinohui is employed by SIN Holdings and Senior-Inet on a part- time basis. Mr. Sinohui will devote approximately 30% of his time and effort to the Company. For the foreseeable future, we have no plans to employ any management personnel in addition to Mr. Sinohui. Mr. Sinohui could leave without prior notice since he has no employment contract with the Company. If we lose the services of Mr. Sinohui, our business could be harmed seriously. We do not have "key person" life insurance policies covering Mr. Sinohui. Although Mr. Sinohui is associated with other firms involved in a range of business activities, we do not anticipate that there will be any conflicts of interest with regards to his performance of Company.

        We Depend on Continued Use of the Internet, and if the Use of the Internet Does Not Develop as We Anticipate, Our Sales May Not Grow. Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. Use of the Internet may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

        If the Online Market for Senior Services Fails to Gain Widespread Acceptance, Our Business May Fail. The online market for senior resources is in its infancy. If this market does not gain widespread acceptance, our business may fail. Demand and market acceptance for recently introduced services and products on the Internet are subject to a high level of uncertainty, and there are few proven services and products. Our success will depend on our ability to engage consumers who have historically selected senior services through traditional print directories. For us to be successful, many of these consumers must be willing to employ new ways of selecting services for seniors. We also must persuade senior service providers to advertise on our website. In addition, a substantial proportion of the consumers who use our website may be using our service because it is new and different rather than because they believe it is a desirable way to select a senior service provider. These consumers may use our service only once or twice and then return to more familiar means of purchasing these services.

        We Must Respond to Rapid Technological Changes to Better Serve Our Customers and Meet Their Expectations. As the Internet and online commerce industry evolve, we must license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to do so, it could adversely impact our ability to build the Senior-Inet brand and attract and retain customers.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

        Liquidity and Capital Resources. On March 31, 2002, we had cash of $16,070, compared to $1,136 at December 31, 2001 and $10,456 December 31, 2000. We increased our cash during the first quarter of 2002 as a result of completing the offering of common stock and promissory notes described elsewhere. We also received a loan of $1,500from our President. On December 31, 2000 our current liabilities exceeded our current assets by $3,918. On March 31, 2002 our current assets exceeded current liabilities by $14,549, again as a direct result of completion of the sale of notes and common stock during the first quarter. The $1,500 loan from our President is due November 30, 2002 and $20,022 in promissory notes due investor in the offering is due February 19, 2005. Our present net monthly cash expenses are approximately $1,000 per month and our revenue is approximately $95 per month per subscriber. We expect to have enough cash resources to sustain our operations at the current level until at least June 30, 2003. If we materially increase the number of subscribers or otherwise increase revenue from our website, our cash resources will last for a longer period. We do not anticipate any significant research and development within the next 12 months nor do we anticipate that we will lease or purchase any significant equipment during that period.

        Results of Operations. We had revenue of $770 for the three months ended March 31, 2002, compared to revenue of $2,260 in the same period in 2001. The decrease occurred because all but two subscribers failed to renew their annual agreements with the Company by the end of the first quarter. During 2001 and most of the first quarter, we had no sales representative or other Company representative available to continue marketing and sales activities with current customers or to increase our business. Some of the subscribers that failed to renew during 2001 had relationships with Mr. Mingus, from whom we acquired the business in late 2000 and who worked for us for one year following the acquisition. Our losses from operations in the first quarter of 2002 increased to $7,734 from $681 for the comparable period in 2001. We realized higher professional fees during the first quarter because some of the professional fees that had been booked as deferred offering costs at the end of 2001 were expensed during the first quarter. Revenue for 2001 was $4,100 higher than for 2000 because we operated the business for one month only after we acquired the business in November 2000, and 2001 reflects a full year of operations.

        Over the next 12 months, we plan to expand our listings in the 11 cities in which we have developed lists and to increase the number of cities in Colorado for which we provide listings of providers of senior services. Initially, Mr. Sinohui will be the sole sales person for the Company. Once the Company has increased the number of subscribers to generate a revenue stream that will support other sales staff, the Company intends to engage the services of outside sales consultants. The Company will provide its consultants with brochures, media kits and laptop computers. We intend to compensate our consultants with a small wage base supplemented by commissions. Additionally we will need to establish strategic relationships with related web sites and portals that can drive senior traffic to our site.

        To consummate our business plan, we may need additional capital; however, the Company intends to bootstrap its growth over the next 12 months. Additional capital may be raised through additional private financings as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available when we need them, we may be required to curtail our operations. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements needed to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition and could severely threaten our ability as a going concern.

        Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward –looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

        On December 14, 2001, the Company commenced an offering of 1,500 units pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder. The offering was made through the Company’s officers and directors. Each Unit had an offering price of $100 and consisted of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at par value of $0.001 per share (an aggregate price of $6.00 for the 6,000 shares). The total number of shares offered was 9,000,000 shares. The minimum offering was 200 Units or 1,200,000 shares of the Company’s common stock. The shares of common stock and the promissory note are detachable from the Units and may be transferred separately immediately upon issuance. The Units offered by the Company were qualified with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder and, as such, the Units are freely-tradable under federal securities law.   The offering commenced on December 14, 2001 and continued until terminated by the Company on February 19, 2002. Seventeen persons subscribed for 213 Units consisting of an aggregate of $22,022 in Promissory Notes and 1,278,000 shares of common stock, par value $.001, for an aggregate of $1,278 for a total of $23,300.

        On December 1, 2000, we entered into a Profit Participation Agreement with Stan Mingus. The Profit Participation Agreement provides for Senior-Inet to pay Mr. Mingus the sum of $32,000 in cash upon its realization of gross revenues of at least $400,000 during any consecutive 12-month period during the three-year term of the agreement through November 30, 2003.

        On November 30, 2001, Steve Sinohui, the Company’s President, loaned Senior-Inet $1,500. This note is for a two years from November 30, 2001 and bears no interest. We have no other debt, except the $22,022 in Promissory Notes mentioned above.

Item 3. Description of Property

        Neither SIN Holdings nor Senior-Inet presently owns any real property. SIN Holdings maintains its offices at the residence of Steven Sinohui, the sole executive officer, director and shareholder, located at 3225 South Garrison Street, Unit #21, Lakewood, Colorado 80227. We have verbal arrangements with Mr. Sinohui to use his residence free of charge for the foreseeable future, although this arrangement might not be legally enforceable. The offices of Senior-Inet occupy 200 square feet of space located at 981 Windsor Avenue, Canon City, Colorado 81212. Senior-Inet leases the space from Stan Mingus at the rate of $75 per month pursuant to a month-to-month lease agreement. The space that SIN Holdings and Senior-Inet currently occupies is expected to be adequate to meet our foreseeable future needs. We own personal property (equipment) valued, at historical cost, at a total of $992.

Item 4. Security Ownership of Certain Beneficial Owners and Management

        (a) and (b) The table below lists the beneficial ownership of the Company’s voting securities by each person know by the Company to be the beneficial owner of more than 5% of such securities, with the address of such person, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                 Name and                      Amount and
                 Address of                    Nature of
Title            Beneficial                    Beneficial     Percent of
of Class         Owner                         Owner          Class
________         ___________                   __________     __________

Common           Desert Bloom Investments      6,000,000       82.44%
                 3225 S. Garrison
                 Unit 21
                 Lakewood, CO 80227

Preferred        Desert Bloom Investments        100,000      100.00%
                 3225 S. Garrison
                 Unit 21
                 Lakewood, CO 80227

Common           Steve Sinohui                 6,000,000(1)    82.44%

Preferred        Steve Sinohui                   100,000(1)   100.00%
__________________

(1)	Desert Bloom Investments owns 6,000,000 shares of the 7,278,000 shares of issued and outstanding common stock and 100,000 (100%) shares of preferred stock of SIN Holdings. Steve Sinohui, the sole executive officer and director of SIN Holdings and Senior-Inet, is the sole shareholder and officer and director of Desert Bloom Investments, a Colorado corporation.

        The balance of the Company’s outstanding stock is held by 17 persons.

Item 5. Directors, Executive Officers, Promoters and Control Persons

        The directors and officers of the Company are as follows:

Name                   Age     Position

Steve S. Sinohui       54      President, Secretary and
                               Treasurer of SIN Holdings,
                               Inc., and Senior-Inet, Inc.

        The above listed officer and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal or disqualification, or until his successors have been duly elected and qualified. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board.

Background

        Steve S. Sinohui has served as the President, the Treasurer, the Secretary and a director of SIN Holdings and Senior-Inet since the inception of both companies on November 27, 2000. Since 1994, Mr. Sinohui has served as a broker for Urban Companies, a Lakewood, Colorado, corporation, where he is involved in locating and securing commercial real estate opportunities, listing and selling residential and commercial real estate and property management. From 1989 to 1994, Mr. Sinohui served as a project manager for ATMA, Inc., a distributor of medical supplies, where he supervised and directed the physical inventory and asset management of capital equipment, evaluated and supervised the development and implementation of computer programs and equipment, including database and inventory management software and equipment, and managed over 80 multiple-site, inventory personnel. From 1983 to 1987, Mr. Sinohui served as the Vice President of Marketing for the National OTC Stock Journal, a national finance newspaper, which covered the over-the-counter stock market. During his tenure with the National OTC Stock Journal, Mr. Sinohui developed a marketing and promotional program, which included long-term advertising campaigns for national and international clients. Mr. Sinohui also planned, organized and developed sales for three national financial trade shows, which were teleconferenced to over twenty cities. The trade shows presented a format for investors to interact with executive officers of publicly-held companies from the United States, Canada and Europe. Mr. Sinohui attended Phoenix College, Phoenix, Arizona, with a curriculum in broadcasting and journalism, from 1966 to 1969.

Conflicts of Interest

        Steve Sinohui is associated with other firms involved in a range of business activities, none of which are in the general business area of the Company. Consequently, there are potential conflicts for his services in his acting as officer and director of the Company while he has other business obligations. Mr. Sinohui plans to spend only approximately 30% of his time on the business and affairs of the Company.

        Mr. Sinohui in the future may become shareholder, officer or director of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to Mr. Sinohui acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of Mr. Sinohui in the performance of his duties or otherwise. The Company does not have a right of first refusal pertaining to opportunities that come to Mr. Sinohui’s attention insofar as such opportunities may relate to the Company’s proposed business operations.

        Mr. Sinohui is, so long as he is an officer or director of SIN Holdings and Senior-Inet, subject to the restriction that all opportunities contemplated by our plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and to the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of his fiduciary duties to us. If both SIN Holdings and the companies in which Mr. Sinohui is affiliated with desire to take advantage of an opportunity, then Mr. Sinohui would abstain from negotiating and voting upon the opportunity. However, Mr. Sinohui or other entities with which he is affiliated may take advantage of the business opportunities if we decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to conflicts or similar transactions.

Item 6. Executive Compensation

        The Company’s officer and director currently does not receive any compensation for his services rendered unto the Company, nor has he received compensation in the past. Mr. Sinohui has agreed to act as President without compensation until authorized by the Board, which is not expected to occur until the Company has generated revenues from operations. However, the Company does plan to pay Mr. Sinohui a commission equal to 20% of the gross annualized contract value from each new subscriber, payable monthly over the term of the subscriber’s agreement with the Company. As of the date of this registration statement, the Company has limited funds available to pay directors. Further, Mr. Sinohui is not accruing any compensation pursuant to any agreement with the Company.

        No retirement, pension, profit sharing, stock option, insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7. Certain Relationships and Related Transactions

        On December 1, 2000, Senior-Inet acquired all of the assets of a sole proprietorship, also named “Senior-Inet,” for $5,000 in cash and the assumption of certain liabilities. The transaction was accounted for using the purchase method, with the excess of the purchase price over the fair value of the assets acquired recorded as goodwill. Stan Mingus owned and operated the Proprietorship from May 1, 1996, until its acquisition by Senior-Inet on December 1, 2000.

        Senior-Inet is a party to the Business Purchase Agreement dated December 1, 2000, with Stan Mingus, pursuant to which we acquired all the assets of “Senior-Inet,” a sole proprietorship, for $5,000 in cash and the assumption of certain liabilities. As additional consideration for the purchase of the assets of the Proprietorship, we entered into the Profit Participation Agreement dated December 1, 2000, with Mr. Mingus, pursuant to which we agreed to pay him $32,000 in cash if the gross revenues of Senior-Inet exceed $400,000 in any consecutive 12-month period during the term of the agreement. The term of the Profit Participation Agreement is a three-year period terminating on November 30, 2003. Senior-Inet has entered into a month-to-month Office Lease with Mr. Mingus. The Office Lease is payable in monthly installments of $75.

Item 8. Description of Securities

        The Company’s authorized capital stock consists of 40,000,000 shares, of which 10,000,000 shares are preferred shares, $.001 par value per share, and 30,000,000 are common shares, $.001 par value per share. There are 7,278,000 common shares issued and outstanding as of the date of this filing. There are 100,000 preferred shares issued or outstanding as of the date of this filing.

        Common Stock. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board, if they so choose, and the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company’s assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company’s common stock issued and outstanding are fully-paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board out of funds legally available therefor.

        Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board, except that no holder of preferred stock shall have preemptive rights.

        The Company has 100,000 shares of preferred stock outstanding. The preferred stock is non-voting stock. The preferred stock has first priority in the assets of the Company upon dissolution.

        Promissory Notes. December 14, 2001, the Company entered into an offering of Units pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder. Each Unit had an offering price of $100 and consisted of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at par value of $0.001 per share (an aggregate price of $6.00 for the 6,000 shares). The Company closed its offering February 19, 2002 after receiving subscriptions for 213 Units, or an aggregate of $20,022 in Promissory Notes. The maturity date of the promissory notes is three years from the date of the closing of the offering for the sale of the minimum units offered (200 units), or February 19, 2005. Interest on the notes is payable at 10.64% per annum quarterly.

PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters

        There is no trading market for the Company’s common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company’s securities. There is no assurance that a trading market will ever develop or, if such market does develop, that it will continue.

        a. Market Price. The Company’s common stock is not quoted at the present time.

        b. Holders. There is are 18 holders of the Company’s common stock. On November 29, 2000, the Company issued 6,000,000 of its common shares for $6,000 and 100,000 shares of its preferred stock for $9,000 to one holder - Desert Bloom Investments, Inc. The 6,000,000 shares of the Company’s common stock and the 100,000 shares of the Company’s preferred stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

        On February 19, 2002 the Company completed an offering. We issued 1,278,000 shares of common stock to 17 persons. The shares of common stock may be transferred separately upon issuance.

        As of the date of this report, 6,000,000 shares of the Company’s common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three moth period a number of shares which does not exceed the greater of one percent of the then outstanding common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been, for the preceding three months, an affiliate of the Company. Accordingly, the aggregate 6,000,000 shares of common stock owned of record and beneficially by Desert Bloom Investments will become available for resale under Rule 144 commencing November 29, 2001, a period of one year from the date of their purchase from SIN Holdings. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the “Blue Sky” laws of each state in which the transfer or resale occurs.

        c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

        d. Transfer Agent. The transfer agent and registrar for the Company’s common stock is Corporate Stock Transfer, 3200 Cherry Creek South Drive, Denver, Colorado 80209, telephone number (303) 282-4800.

Item 2. Legal Proceedings

        There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities

        On November 29, 2000, the Company issued 6,000,000 of its common shares for $6,000 and 100,000 shares of its preferred stock for $9,000 to one holder - Desert Bloom Investments, Inc. The 6,000,000 shares of the Company’s common stock and the 100,000 shares of the Company’s preferred stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. The 6,000,000 shares of common stock issued to Desert Bloom Investments, Inc. are “restricted” shares as defined in Rule 144 under the Securities Act of 1933, as amended (the “1933 Act”). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the 1933 Act.

        As of the date of this registration statement, the 6,000,000 shares of common stock issued to Desert Bloom Investments, Inc. are eligible for sale under Rule 144 promulgated under the 1933 Act, subject to certain limitations included in that rule.

        On December 14, 2001, the Company commenced an offering of 1,500 units pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder. The offering was made through the Company’s officers and directors. Each Unit had an offering price of $100 and consisted of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at par value of $0.001 per share (an aggregate price of $6.00 for the 6,000 shares). The total number of shares offered was 9,000,000 shares. The minimum offering was 200 Units or 1,200,000 shares of the Company’s common stock. The shares of common stock and the promissory note are detachable from the Units and may be transferred separately immediately upon issuance. The Units offered by the Company were qualified with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder and, as such, the Units are freely-tradable under federal securities law.   The offering commenced on December 14, 2001 and continued until terminated by the Company on February 19, 2002. Seventeen persons subscribed for 213 Units consisting of an aggregate of $22,022 in Promissory Notes and 1,278,000 shares of common stock, par value $.001, for an aggregate of $1,278 for a total of $23,300.

        On December 14, 2001, the Company commenced an offering of Units pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder. Each Unit had an offering price of $100 and consisted of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at par value of $0.001 per share (an aggregate price of $6.00 for the 6,000 shares). The Company closed its offering February 19, 2002 after receiving subscriptions for 213 Units, or an aggregate of $20,022 in Promissory Notes. The maturity date of the promissory notes is three years from the date of the closing of the offering for the sale of the minimum units offered (200 units), or February 19, 2005.

Item 5. Indemnification of Directors and Officers

        The Company’s Articles of Incorporation incorporate the provisions of the Colorado Business Corporate Act providing for the indemnification of officers and directors and other persons against expenses, judgements, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such person shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company’s officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for the indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

        The Company’s Bylaws authorize indemnification of a director, officer, employee or agent of the Company for expenses incurred in connection with any action, suit or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the issuing company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore enforceable.

PART III

Item 1. Index to Exhibits

Exhibit                                                                                                   Page or
Number                     Description                                                         Cross Reference

3.1                           Articles of Incorporation*

3.2                           Bylaws*
10.1                         Business Purchase Agreement*

10.2                         Profit Participation Agreement
21                            Subsidiaries of the Registrant*
__________________________
* Filed previously.

Item 2. Description of Exhibits.

Original Articles of Incorporation, filed November 27, 2000.

Bylaws of the Registrant.

Business Purchase Agreement dated December 1, 2000.

Profit Participation Agreement dated December 1, 2000.

Subsidiaries of the Registrant.

PART F/S

SIN Holdings, Inc. and Subsidiary

Unaudited Consolidated Financial Statements

March 31, 2002

CONTENTS

                                                                           Page

CONSOLIDATED BALANCE SHEET                                                 F-2

INCOME STATEMENTS                                                          F-3

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      F-4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 F-5

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

                                                                      March 31,
                                                                        2002
                                                                      ---------
     ASSETS

CURRENT ASSETS
     Cash and cash equivalents ...................................     $ 16,071
     Accounts receivable - web subscriptions .....................          190
                                                                      ---------
         Total current assets ....................................       16,261

LONG TERM ASSETS
     Equipment ...................................................          992
                                                                      ---------
                                                                            992
     Less accumulated depreciation ...............................         (439)
                                                                      ---------
                                                                            553
OTHER ASSETS
     Goodwill ....................................................        5,071
                                                                      ---------

         TOTAL ASSETS ............................................     $ 21,885
                                                                      =========
     LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
     Accounts payable ............................................           22
     Loan from shareholder .......................................        1,500
     Unearned revenue ............................................          190
                                                                      ---------
         Total current liabilities ...............................        1,712

LONG-TERM LIABILITIES
     Accrued interest on notes payable - long term ...............          233
     Notes payable ...............................................       20,022
                                                                      ---------
         Total long-term liabilities .............................       20,255

STOCKHOLDER'S EQUITY
     Preferred stock, $0.001 par value; 10,000,000 shares
         authorized; 100,000 shares issued and outstanding .......          100
     Common stock, $0.001 par value; 30,000,000 shares
         authorized; 7,278,000 shares issued and outstanding .....        7,278
     Additional paid-in capital ..................................        8,161
     Retained earnings ...........................................      (15,621)
                                                                      ---------
                                                                            (82)
                                                                      ---------
         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY ..............     $ 21,885
                                                                      =========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

                                     For the initial period
                                         from inception            For the
                                       (November 30, 2000)   Three Months Ended
                                           to March 31,             March 31,
                                               2002           2002            2001
                                               ----           ----            ----
REVENUES
     Net subscriptions ..............   $     6,420    $       770    $     2,260
                                        -----------    -----------    -----------
EXPENSES
     Amortization ...................           569           --             --
     Bank service charges ...........           118             38             17
     Computer expense ...............           118           --             --
     Depreciation ...................           487             83           --
     ISP ............................         1,624            (34)           240
     Licenses and permits ...........           140           --               70
     Miscellaneous ..................            56           --             --
     Payroll taxes ..................           686           --              169
     Wages ..........................         6,503           --            1,626
     Professional fees ..............         8,549          7,970            476
     Rent ...........................         2,400            450            225
     Telephone ......................           531             (3)           118
                                        -----------    -----------    -----------
         Operating expenses .........        21,781          8,504          2,941
                                        -----------    -----------    -----------
LOSS FROM OPERATIONS ................       (15,361)        (7,734)          (681)
                                        -----------    -----------    -----------
OTHER (INCOME) EXPENSE
     Interest expense ...............          (434)          (267)          --
     Interest income ................           183             35             95
                                        -----------    -----------    -----------
                                               (251)          (232)            95
                                        -----------    -----------    -----------
NET LOSS BEFORE TAXES ...............       (15,612)        (7,966)          (586)

INCOME TAX EXPENSE ..................             9           --                9
                                        -----------    -----------    -----------
NET LOSS ............................       (15,621)        (7,966)          (595)

Retained earnings
     Balance, beginning of period ...          --           (7,655)          (401)
                                        -----------    -----------    -----------
     Balance, end of period .........   $   (15,621)   $   (15,621)   $      (996)
                                        ===========    ===========    ===========
NET INCOME PER SHARE - BASIC ........   $     (0.00)   $     (0.00)   $     (0.00)
                                        ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING ...........     6,104,969      6,568,000      6,000,000
                                        ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                            For the
                                                         initial period
                                                         from inception            For the
                                                      (November 30, 2000)   Three Months Ended
                                                          to March 31,            March 31,
                                                              2002          2002         2001
                                                              ----          ----         ----
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss ...............................................   $(15,621)   $ (7,966)   $   (586)
 Adjustments to reconcile net loss to net cash
      flows from operating activities:
          Amortization ..................................        569        --          --
          Depreciation ..................................        487          83        --
          Rent ..........................................      1,200         225         225
          Increase in accounts receivable ...............       (190)       --          --
          Increase (decrease) in accounts payable .......      1,622      (3,407)       --
          Increase in accrued interest ..................        233         233        --
          Decrease in unearned revenue ..................     (1,290)       --          --
          Increase in prepaids ..........................       --            75        --
          Increase in deferred offering costs ...........    (14,739)      4,392        --
          Increase (decrease) in payroll liabilities ....       --          --          --
                                                            --------    --------    --------
              Net cash flows from operating activities ..    (27,729)     (6,365)       (361)

 CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Senior-Inet ...........................     (5,000)       --          --
                                                            --------    --------    --------
              Net cash flows from investing activities ..     (5,000)       --          --

 CASH FLOWS FROM FINANCING ACTIVITIES
      Capital contributions .............................     11,000        --          --
      Loan from Desert Bloom ............................      1,500        --          --
      Note payable ......................................     20,022      20,022        --
      Issuance of preferred stock .......................      9,000        --          --
      Issuance of common stock ..........................      7,278       1,278        --
                                                            --------    --------    --------
              Net cash flows from financing activities ..     48,800      21,300        --
                                                            --------    --------    --------
 NET INCREASE (DECREASE) IN
      CASH AND CASH EQUIVALENTS .........................     16,071      14,935        (361)

 CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD ...............................       --         1,136      10,465
                                                            --------    --------    --------
 CASH AND CASH EQUIVALENTS,
      END OF PERIOD .....................................   $ 16,071    $ 16,071    $ 10,104
                                                            ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2002

1.          Management’s Representation of Interim Financial Information

The accompanying financial statements have been prepared by SIN Holdings, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2001.

2.         Offering of Debt and Equity Securities

On December 14, 2001, SIN Holdings, Inc. commenced an offering of Units pursuant to the Securities Act of 1933 and Regulation A promulgated thereunder. Each Unit had an offering price of $100 and consisted of one three-year promissory note in the principal amount of $94 with simple interest at 10.64% per annum, plus 6,000 shares of common stock offered at $0.001 per share (an aggregate price of $6.00 for the 6,000 shares). Price per share for the common stock was determined in reference to the previous sale of common stock for cash.

The Company closed its offering February 19, 2002 after receiving subscriptions for 213 Units, or an aggregate of $20,022 in Promissory Notes. The maturity date of the promissory notes is three years from the date of the closing of the offering for the sale of the minimum units offered (200 units), or February 19, 2005. As of March 31, 2002 accrued interest on these notes totaled approximately $233.

The Company incurred a total of $12,939 in professional fees directly related to the offering, which have been offset against additional paid in capital. At December 31, 2001, $4,590 had been included as deferred offering costs; however, these costs subsequently were determined not to be associated with the offering and were included in the $7,970 in professional fees that were charged to operations in the first quarter of 2002.

3.          Recently Adopted Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“Statement”) No. 142, “Goodwill and Other Intangible Assets,” which provides, among other things, for the nonamortization of goodwill and intangible assets with indefinite useful lives. The Company adopted FASB Statement No. 142 effective January 1, 2002. Goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment using fair value measurement techniques upon adoption (January 1, 2002) and annually thereafter. The Company will perform its annual impairment review during the fourth quarter each year, commencing in the fourth quarter of 2002.

During the first quarter of 2002, the Company completed its impairment review and determined that goodwill was not impaired.

4.            Related Party Transactions

Although Mr. Sinohui has agreed to donate his services to the Company, we intend to compensate Mr. Sinohui with sales commissions on each subscriber he enrolls. The Company plans to pay Mr. Sinohui a commission equal to 20% of the gross annualized contract value from each new subscriber, payable monthly over the term of the subscriber’s agreement with the Company. We have not paid any commissions to Mr. Sinohui as of the date of this filiing.

SIN Holdings, Inc. and Subsidiary

Consolidated Financial Statements

December 31, 2001

CONTENTS

                                                                            Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    F-7

CONSOLIDATED BALANCE SHEETS                                                 F-8

CONSOLIDATED INCOME STATEMENTS                                              F-9

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY                              F-10

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       F-10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-12 to F-15

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
SIN Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of SIN Holdings, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated income statements, statement of stockholder’s equity, and statements of cash flows for the year ended December 31, 2001 and the initial period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SIN Holdings, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of its operations, its changes in stockholder’s equity, and its cash flows for the year ended December 31, 2001 and the initial period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado
February 1, 2002

/s/ Comiskey & Company, P.C.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS

                                                                      December 31,   December 31,
                                                                          2001          2000
                                                                      -----------    -----------
     ASSETS

CURRENT ASSETS
     Cash and cash equivalents ......................................   $  1,136    $ 10,465
     Accounts receivable - web subscriptions ........................        190        --
     Prepaid expenses ...............................................         75        --
                                                                        --------    --------
         Total current assets .......................................      1,401      10,465

LONG TERM ASSETS
     Equipment ......................................................        992         992
                                                                        --------    --------
                                                                             992         992
     Less accumulated depreciation ..................................       (356)        (73)
                                                                        --------    --------
                                                                             636         919
OTHER ASSETS
     Goodwill (Net of accumulated amortization of $616 and $0 for the periods ending December 31, 2001 and December 31, 2000,
           respectively) ............................................      5,071       5,688
     Deferred costs of offering .....................................     17,531        --
                                                                        --------    --------

         TOTAL ASSETS ...............................................   $ 24,639    $ 17,072
                                                                        ========    ========
     LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
     Accounts payable ...............................................      3,429         508
     Loan from shareholder ..........................................      1,500        --
     Unearned revenue ...............................................        390       1,390
     Payroll liabilities ............................................       --           500
                                                                        --------    --------
         Total current liabilities ..................................      5,319       2,398

STOCKHOLDER'S EQUITY
     Preferred stock, $0.001 par value; 10,000,000 shares
         authorized; 100,000 shares issued and outstanding at
         December 31, 2001 and December 31, 2000 ....................        100         100
     Common stock, $0.001 par value; 30,000,000 shares
         authorized; 6,000,000 shares issued and outstanding
         at December 31, 2001 and December 31, 2000 .................      6,000       6,000
     Additional paid-in capital .....................................     20,875       8,975
     Retained earnings ..............................................     (7,655)       (401)
                                                                        --------    --------
                                                                          19,320      14,674
                                                                        --------    --------
         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY .................   $ 24,639    $ 17,072
                                                                        ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED INCOME STATEMENTS

                                                                   For the initial period
                                                                       from inception
                                              For the year ended      (November 30, 2000)
                                                  December 31,          to December 31,
                                                      2001                    2000
                                              ------------------       -----------------
REVENUES
     Net subscriptions .....................   $     4,870                $       780
                                                 ---------                 ----------
EXPENSES
     Amortization ..........................           569                       --
     Bank service charges ..................            80                       --
     Computer expense ......................          --                          118
     Depreciation ..........................           331                         73
     ISP ...................................         1,418                        240
     Licenses and permits ..................           140                       --
     Miscellaneous .........................             1                         55
     Payroll taxes .........................           686                       --
     Wages .................................         6,003                        500
     Professional fees .....................           579                       --
     Rent ..................................         1,800                        150
     Telephone .............................           489                         45
                                                 ---------                 ----------
         Operating expenses ................        12,096                      1,181
                                                 ---------                 ----------
LOSS FROM OPERATIONS .......................        (7,226)                      (401)
                                                 ---------                 ----------
OTHER (INCOME) EXPENSE
     Interest expense ......................          (167)                      --
     Interest income .......................           148                       --
                                                 ---------                 ----------
                                                       (19)                      --

NET LOSS BEFORE TAXES ......................        (7,245)                      (401)

INCOME TAX EXPENSE .........................             9                       --
                                                 ---------                 ----------
NET LOSS ...................................        (7,254)                      (401)

Retained earnings
     Balance, beginning of period ..........          (401)                      --
                                                ----------                 ----------
     Balance, end of period ................   $    (7,655)               $      (401)
                                                ==========                 ==========
NET LOSS PER SHARE - BASIC .................   $     (0.00)               $     (0.00)
                                                ==========                 ==========
WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING ..................     6,000,000                  6,000,000
                                                ==========                 ==========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
For the initial period ended December 31, 2000 and
the year ended December 31, 2001

                                       Common stock          Preferred stock
                                  --------------------    ---------------------
                                  Number of               Number of
                                   shares       Amount      shares       Amount
                                  ---------     ------    ---------      ------
Balances, November 27, 2000 ...        --     $    --          --     $    --

Preferred stock issued for
     cash, November 2000
     at $0.13 per share .......        --          --       100,000         100

Common stock issued for
     cash, November 2000
     at $0.001 per share ......   6,000,000       6,000        --          --

Rent provided at no charge ....        --          --          --          --

Net loss for the initial period
     ended December 31, 2000 ..        --          --          --          --

Balances, December 31, 2000 ...   6,000,000       6,000     100,000         100

Contributed capital ...........        --          --          --          --

Rent provided at no charge ....        --          --          --          --

Net loss for the year ended
     December 31, 2001 ........        --          --          --          --
                                  ---------   ---------   ---------   ---------
Balances, December 31, 2001 ...   6,000,000   $   6,000     100,000   $     100
                                  =========   =========   =========   =========

                                   Additional                Total
                                    paid-in    Retained   stockholder's
                                    capital    earnings      equity
                                   ----------  --------   -------------

Balances, November 27, 2000 ...   $    --     $    --      $    --

Preferred stock issued for
     cash, November 2000
     at $0.13 per share .......       8,900        --          9,000

Common stock issued for
     cash, November 2000
     at $0.001 per share ......        --          --          6,000

Rent provided at no charge ....          75        --             75

Net loss for the initial period
     ended December 31, 2000 ..        --          (401)        (401)

Balances, December 31, 2000 ...       8,975        (401)      14,674

Contributed capital ...........      11,000        --         11,000

Rent provided at no charge ....         900        --            900

Net loss for the year ended
     December 31, 2001 ........        --        (7,254)      (7,254)
                                  ---------   ---------    ---------
Balances, December 31, 2001 ...   $  20,875   $  (7,655)   $  19,320
                                  =========   =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            For the initial period
                                                                                from inception
                                                       For the year ended     (November 30, 2000)
                                                          December 31,          to December 31,
                                                              2001                   2000
                                                        ------------------  -----------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss ...............................................   $ (7,254)           $   (401)
 Adjustments to reconcile net loss to net cash
      flows from operating activities:
          Amortization ..................................        569                --
          Depreciation ..................................        331                  73
          Rent ..........................................        900                  75
          Increase in accounts receivable ...............       (190)               --
          Increase in accounts payable ..................      4,521                 508
          Decrease in unearned revenue ..................     (1,000)               (290)
          Increase in prepaids ..........................        (75)               --
          Increase in deferred offering costs ...........    (19,131)               --
          Increase (decrease) in payroll liabilities ....       (500)                500
                                                            --------            --------
              Net cash flows from operating activities ..    (21,829)                465

 CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Senior-Inet ...........................       --                (5,000)
                                                            --------            --------
              Net cash flows from investing activities ..       --                (5,000)

 CASH FLOWS FROM FINANCING ACTIVITIES
      Capital contributions .............................     11,000                --
      Loan from Desert Bloom ............................      1,500                --
      Issuance of preferred stock .......................       --                 9,000
      Issuance of common stock ..........................       --                 6,000
                                                            --------            --------
              Net cash flows from financing activities ..     12,500              15,000
                                                            --------            --------
 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...     (9,329)             10,465

 CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD ...............................     10,465                --
                                                            --------            --------
 CASH AND CASH EQUIVALENTS,
      END OF PERIOD .....................................   $  1,136            $ 10,465
                                                            ========            ========

The accompanying notes are an integral part of the consolidated financial statements.

SIN Holdings, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

1.            Summary of Significant Accounting Policies

Description of Business
SIN Holdings, Inc. (the “Company”) was incorporated under the laws of the State of Colorado on November 27, 2000. SIN Holdings, Inc. is a wholly owned subsidiary of Desert Bloom Investments, Inc. Desert Bloom Investments, Inc.’s sole shareholder and director is also the sole director of SIN Holdings, Inc. (See Footnote 3).

The Company was founded for the purpose of developing a web site listing the providers of senior resources across the United States by the community in which those services are provided, thus enabling the seeker of these resources to be able to access this information in an easy manner without becoming sidetracked into non-relevant avenues on the World Wide Web.

On December 1, 2000, the Company’s subsidiary, Senior-Inet, Inc., purchased all of the assets of Senior-Inet, a Sole Proprietorship for cash of $5,000 and the assumption of certain liabilities. The transaction was accounted for using the purchase method in accordance with APB 16, with the excess of the purchase price over the fair value of the assets acquired recorded as goodwill. Goodwill will be amortized by the straight-line method over its estimated useful life of ten years. The accompanying consolidated financial statements include the operations of Senior-Inet, Inc. from November 27, 2000 and of Senior-Inet from December 1 to December 31, 2001.

Accounting Method The Company records income and expense on the accrual method.

Revenue Recognition
The Company sells websites and advertising to providers of senior resources. Revenue is recognized when earned. In cases where customers prepay an entire year, the revenue is recognized in equal monthly installments.

Fiscal Year The Company has selected a December 31 fiscal year end.

Organization Costs Organization costs have been charged to operations in the period incurred.

Depreciation and Amortization
Depreciation on assets is recorded using the straight-line method over the estimated life of the asset. Amortization of goodwill is recorded over a useful life of 10 years using the straight-line method.

Income Per Share Income per share was computed using the weighted average number of shares outstanding during the period.

SIN Holdings, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

1.            Summary of Significant Accounting Policies (continued)

Statements of Cash Flows
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that effect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Consideration of Other Comprehensive Income Items
SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic consolidated financial statements. For the year ended December 31, 2001, the Company’s consolidated financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

Stock Basis Shares of both common and preferred stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.            Stockholder’s Equity

Preferred Stock The Company is authorized to issue up to 10,000,000 shares of preferred stock. The preferred stock is non-voting, and has priority in liquidation over outstanding common shares.

During the initial period ended December 31, 2000, 100,000 shares of the Company’s preferred stock were issued for $9,000 cash to its parent company, Desert Bloom Investments, Inc.

As of December 31, 2001, a total of 100,000 shares of its preferred stock were issued and outstanding.

Common Stock During the initial period ended December 31, 2000, 6,000,000 shares of the Company’s common stock were issued for $6,000 cash to its parent company, Desert Bloom Investments, Inc.

As of December 31, 2001, a total of 6,000,000 shares of the Company’s $0.001 par value common stock were issued and outstanding.

3.            Related Party Transactions

The Company rents space on a month to month basis at the rate of $75 per month from the vice-president of its wholly owned subsidiary, Senior-Inet, Inc.

SIN Holdings, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

3.            Related Party Transactions (continued)

In addition, the Company’s sole executive officer, director, and shareholder is providing office space at no charge to the Company. For purposes of the financial statements, the Company is accruing $75 per month as additional paid-in capital for this use.

During the initial period ended December 31, 2000, 100,000 shares of the Company’s preferred stock were issued for $9,000 cash to its parent company, Desert Bloom Investments, Inc.

During the initial period ended December 31, 2000, 6,000,000 shares of the Company’s common stock were issued for $6,000 cash to its parent company, Desert Bloom Investments, Inc.

The Company has an unsecured note payable to the Company’s sole shareholder due on November 30, 2002, unless extended at the option of the shareholder. The note bears no interest unless not paid, in which case interest will be charged at the rate of 10% annually.

4.            Income Taxes

The Company has Federal net operating loss carryforwards of approximately $7,654 expiring between the years 2020 and 2021. The tax benefit of these net operating losses, which totals approximately $1,150, has been offset by a full allowance for realization. For the year ended December 31, 2001, the valuation allowance increased by $1,090.

5.            Cash Paid for Interest and Income Taxes

Cash paid for interest and income taxes is as follows:
         Interest payments                 $   167
         Income taxes                            9
                                            ------

         Total at December 31, 2001        $   176
                                            ======

6.            Purchase of Senior-Inet, a Sole Proprietorship

As described in Note 1, the Company’s subsidiary, Senior-Inet, Inc., purchased all of the assets of Senior-Inet, a Sole Proprietorship, as of December 1, 2000 for $5,000 cash, as well as the assumption of certain liabilities. The purchase was recorded as follows:

        Assets
          Equipment                         $    992
          Goodwill                             5,688
        Liabilities
          Liabilities                         (1,680)
                                             -------

          Cash payment                      $  5,000
                                             =======

SIN Holdings, Inc. and Subsidiary
NOTES TO CONSOLIDATEDFINANCIAL STATEMENTS
December 31, 2001

6.            Purchase of Senior-Inet, a Sole Proprietorship (continued)

Had the two entities been combined as of January 1, 2000, the net income from operations for the year ended December 31, 2000 would have been as follows:

         Gross subscription revenue           $  17,303
         Operating expenses                     (10,488)
                                               --------

         Income from operations                   6,815

         Other income                                50
                                               --------

         Net income before taxes                  6,865

         Income tax expense                          30
                                               --------

         Net income                           $   6,835
                                               ========

7.            Deferred Offering Costs

The deferred offering costs of $17,531, presented on the December 31, 2001 balance sheet are made up primarily of legal and accounting costs associated with the Form 1-A Registration Statement. These costs have been recorded as an asset and will be charged to the proceeds of the offering.

8.            Contributed Capital

For the year ended December 31, 2001, the Company’s sole shareholder contributed $11,000 of working capital to the Company. This has been recorded as capital contributions, and is included in additional paid-in capital.

9.            Recently Adopted Accounting Standards

In June 2001, the Financial Accounting Standards Board issued FAS No. 142 – Goodwill and Intangible Assets, which is effective for fiscal years beginning after December 15, 2001. The effect of this standard will be to eliminate the amortization of intangible assets with indeterminate useful lives. The accompanying financial statements contain a $616 charge to operations for the year ended December 31, 2001 which would not be included after the adoption of FAS No. 142.

10.           Presentation as a Going Concern

The Company has incurred losses since its inception and has a working capital deficit. In February 2002, the Company raised approximately $22,000 in offering proceeds from the sale of promissory notes and stock in units. Management plans to limit operating expenditures in the coming year, such that the offering proceeds, projected cash flow from revenues and advances, if necessary, from the Company’s controlling shareholder will be sufficient to sustain operations for the next twelve months.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIN HOLDINGS, INC. By: /s/ Steve S. Sinohui Steve S. Sinohui, President, Secretary, Treasurer and Director, Chief Executive Officer and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Offering Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: October 7, 2002

/s/ Steve S. Sinohui Steve S. Sinohui, President, Secretary, Treasurer and Director, Chief Executive Officer and Chief Financial Officer